Exhibit III

SUPPLEMENTAL LETTER

To:	Capital Product Partners L.P.
Trust Company House
Trust Company Complex
Ajeltake Road
Ajeltake Island
Majuro MH96960
the Marshall Islands

21 May 2012

Dear Sirs

Loan agreement dated 9 June 2011 (the “Loan Agreement”) made between (i) Capital Product Partners L.P. as borrower (the “Borrower”) and (ii) Emporiki Bank of Greece S.A. as lender (the “Lender”) in respect of a secured term loan facility of US$25,000,000 (the “Loan”)

We refer to:

(a)	the Loan Agreement;

(b)	your written notice of 11 May 2012 in which you advised us:

(i)	of your intention to make a voluntary partial prepayment of US$6,000,000 (the “Prepayment”); and

(ii)
that, upon exercising your option pursuant to clause 7.9(b) of the Loan Agreement, the amount of the Prepayment will be applied in order of maturity and in full prepayment of the first to eighth (inclusive) Repayment Instalments (as defined in the Loan Agreement); and

(c)
your request (the “Request”) that the principal outstanding amount of the Loan (as reduced upon application of the amount of the Prepayment) is repaid pursuant to clause 7.1 of the Loan Agreement and on the dates specified in clause 7.2 of the Loan Agreement, each as amended pursuant to Clauses 2(e) and 2(f) , respectively.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter.

The Borrower hereby acknowledges that as at the date hereof the outstanding amount of the Loan is $25,000,000.

1	Agreement. In consideration of the Prepayment we hereby confirm our agreement to the Request, subject to:

(a)	the conditions set out in paragraph 6 below; and

(b)	the Borrower and the Security Parties executing the acknowledgement to this letter confirming their agreement to the terms and conditions of the same.

2	Amendments to the Loan Agreement. Subject to the satisfaction of the conditions of this letter and with effect from the date of this letter, the Loan Agreement shall be amended as follows:

(a)	by construing all references in the Loan Agreement to “this Agreement” and all references in the Finance Documents (other than the Loan Agreement) to the “Loan

Agreement” as references to the Loan Agreement as amended and supplemented by this letter; and

(b)
the definition of, and references throughout each of the Finance Documents to the Mortgage shall be construed as if the same referred to the Mortgage as amended and supplemented by the Mortgage Addendum;

(c)	by adding the following new definitions in clause 1.1 thereof:

““Mortgage Addendum” means the first addendum to the Mortgage executed or, as the case may be, to be executed, by the Borrower in favour of the Lender in such form as the Lender may reasonably approve or require;”;

(d)	by adding the words “as amended and supplemented by the Mortgage Addendum” after the word “required” in the second line of the definition of “Mortgage” in clause 1.1 thereof;

(e)	by substituting clause 7.1 thereof with the following:

“7.1	Amount of Repayment Instalments. Same as previously repaid or prepaid, the Borrower shall repay the Loan by:

(a)	by 9 consecutive equal quarterly repayment instalments (each a “Repayment Instalment” and, together, the “Repayment Instalments”) each in the amount of $1,000,000; and

(b)	by a balloon payment (the “Balloon Instalment”) in the amount of $10,000,000.”;

(f)	by substituting clause 7.2 thereof with the following:

“7.2
Repayment Dates.  The first Repayment Instalment shall be repaid on 30 March 2016, each subsequent Repayment Instalment shall be paid at 3-monthly intervals thereafter and the last Repayment Instalment shall be paid, together with the Balloon Instalment, on 30 March 2018;”; and

(g)
by construing all references in the Loan Agreement to “this Agreement”, “hereunder” and the like and in the Finance Documents to the “Loan Agreement” as references to the Loan Agreement as amended and/or supplemented by this letter.

3
Amendments to Finance Documents.  With effect on and from the date of this letter each of the Finance Documents (other than the Loan Agreement) shall be, and shall be deemed by this letter to have been, amended as follows:

(a)
the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this letter; and

(b)
by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, “hereunder and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this letter.

4
Loan Agreement and Finance Documents.  The Borrower and the Owner hereby agree with the Lender that all other provisions of the Loan Agreement and the Finance Documents shall be and are hereby re-affirmed and remain in full force and effect.

5	Representations and Warranties. The Borrower and the Owner hereby represent and warrant to the Lender that:

(a)
the representations and warranties contained in clause 9 the Loan Agreement and clause 9 of the Guarantee are true and correct on the date of this letter as if all references therein to “this Agreement” or, as the case may be, “this Guarantee”  were references to the Loan Agreement or, as the case may be, the Guarantee as supplemented by this letter; and

(b)	this letter comprises the legal, valid and binding obligations of the Borrower and the Owner enforceable in accordance with its terms.

6
Conditions.  Our agreement contained in paragraph 1 of this letter shall be expressly subject to the condition that we shall have received in form and substance as may be approved or required by us on or before the signature hereof:

(a)	a certificate of an officer of each of the Borrower and the Owner confirming that the names of all the directors and, in the case of the Owner, shareholders thereof;

(b)	copies of:

(i)	the unanimous written consent of the directors of the Borrower;

(ii)	resolutions passed at a meeting of the board of directors and the shareholders of the Owner,

evidencing approval of this letter and, in the case of the Owner, the Mortgage Addendum and authorising appropriate officers or attorneys to execute the same;

(c)	the original of any power of attorney issued in favour of any person executing this letter and the Mortgage Addendum on behalf of the Borrower or, as the case may be, the Owner;

(d)	evidence that the Mortgage Addendum has been duly executed by the Owner together with evidence that the Mortgage Addendum has been duly registered in accordance with the laws of Liberia;

(e)	evidence that the Prepayment has been effected in accordance with clause 7 of the Loan Agreement;

(f)
copies of all governmental and other consents, licences, approvals and authorisations as may be necessary to authorise the performance by the Borrower and the Owner of their respective obligations under this letter or, as the case may be, the Mortgage Addendum and the execution, validity and enforceability of this letter or, as the case may be, the Mortgage Addendum;

(g)	documentary evidence that the agent for service of process named in clause 29 of the Loan Agreement has accepted its appointment;

(h)	favourable legal opinions from lawyers appointed by the Lender on such matters concerning the laws of Marshall Islands, Liberia and such other relevant jurisdictions as the Lender may require; and

(i)	if the Lender so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Lender.

7	Notices. Clause 27 (Notices) of the Loan Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

8
Governing Law.  This letter shall be governed by and construed in accordance with English law and clause 29 (Law and Jurisdiction) of the Loan Agreement shall extend and apply to this letter as if the same were (mutatis mutandis) herein expressly set forth.

Please confirm your acceptance to the foregoing terms and conditions by signing the acceptance at the foot of this letter.

Yours faithfully

/s/ Christina Margelou /s/ Maria Antoniou
for and on behalf of
EMPORIKI BANK OF GREECE S.A.

We hereby acknowledge receipt of the above letter and confirm our agreement to the terms hereof.

/s/ Valasia Gkigkilini
for and on behalf of
CAPITAL PRODUCT PARTNERS L.P.

Date:	21 May 2012

We hereby confirm and acknowledge that we have read and understood the terms and conditions of the above letter and agree in all respects to the same and confirm that the Finance Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement and the other Finance Documents.

/s/ Chrysanthi Klisaris
for and on behalf of
PATROKLOS MARINE CORP.

/s/ Evangelos Baircataris
for and on behalf of
CAPITAL SHIP MANAGEMENT CORP.

Date:	21 May 2012